KRAMER LEVIN NAFTALIS & FRANKEL llp

                                                                                Peter G. Smith
                                                                                Partner
                                                                               Phone 212-715-9401
                                                                               Fax 212-715-8000
                                                                               psmith@KRAMERLEVIN.com

                                                    January 10, 2006

Securities and Exchange Commission
Office of Mergers and Acquisitions
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny, Esq.

         Re:      The Pep Boys - Manny, Moe and Jack
                Soliciting Materials Pursuant to Rule 14a-12
                Filed December 6, 2005 by Barington Companies Equity Partners, L.P.

Dear Mr. Duchovny:

Following up on the Staff’s letter of December 13, 2005 regarding the filing referenced above, and my subsequent telephone conversation with your colleague Pam Carmody, this will confirm, on behalf of Barington Companies Equity Partners, L.P. and the other parties named in such filing (collectively, “Barington”), Barington’s understanding that parties intending to rely upon Rule 14a-12 in making proxy solicitations may do so only to the extent that they intend to file a proxy statement and solicit proxies.

In particular, in response to the Staff’s request, Barington confirms that it will either find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications, or refrain from public solicitation activities of Pep Boys security holders.

As noted in our conversation, Barington filed its December 2005 presentation out of an abundance of caution, in an effort to ensure that, if and when Barington might determine to engage in any future proxy solicitation, no third party could, in hindsight, mischaracterize the December presentation as some form of inappropriate solicitation activity.

Please do not hesitate to contact us if the Staff has any further questions or comments in this regard.

Very truly yours,

/s/ Peter G. Smith
Peter G. Smith

cc: Pam Carmody, Esq.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE
IN ALLIANCE WITH BERWIN LEIGHTON PAISNER:  LONDON * BRUSSELS